SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60468T105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,421,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,421,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,873*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number includes 189,780 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2012 Warrant.
**	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant (as defined below), (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant (as defined below) and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,421,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,421,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,873*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This number includes 189,780 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2012 Warrant.
**	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,526*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 507,526*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,526*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number includes 78,186 shares of common stock that MVA Investors, LLC has the right to acquire pursuant to the MVA 2012 Warrant.
**	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,148,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,148,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,148,689
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Shehan B. Dissanayake
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,169
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,169
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Christopher Fuglesang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,082
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,082
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Peter E. Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,591
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,591
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Rodney W. Lappe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,941*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,941*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,941*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 53,024 shares of common stock that Rodney W. Lappe has the right to acquire pursuant to stock options.
**	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Ivan M. Lieberburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Neil Reisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS William N. Harwin 2012 Gift Trust F/B/O Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,570,562*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,570,562*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,570,562*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 189,780 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2012 Warrant.
**	Based on 19,586,912 shares of common stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of common stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of common stock subject to options exercisable within the next 60 days.

CUSIP No. 60468T105	SCHEDULE 13D/A

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015 (“Amendment No. 1”), Amendment No. 2 filed on September 18, 2015 and Amendment No. 3 filed on January 6, 2016 (“Amendment No. 3”). Amendment No. 3 was an original filing for Braslyn Ltd. (“Braslyn”). This Amendment No. 4 is an original filing for, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman and William N. Harwin 2012 Gift Trust F/B/O Peter Harwin (the “Harwin Trust”). Boxer Capital, Boxer Management, MVA Investors, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman and the Harwin Trust are collectively referred to herein as the “Reporting Persons”). The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 4 is being filed to reflect Boxer Capital’s transfer of shares of common stock of the issuer, pro rata for no consideration as part of an internal reorganization. See Item 4.

Item 2. Identity and Background.

Item 2 is amended to add the following:

This Amendment No. 4 is jointly filed by the Reporting Persons. Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Braslyn is a corporation organized under the laws of the Bahamas. Joe Lewis is the sole indirect owner of and controls Boxer Management and Braslyn.

Each of Boxer Capital, Boxer Management and Braslyn are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital.

MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, a corporation organized under the laws of Delaware and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by Boxer Capital, Boxer Management, Braslyn, Joe Lewis or any of the other Reporting Persons. MVA Investors is primarily engaged in the business of investing in securities.

Each of Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg and Neil Reisman is a citizen of the United States and an employee of Tavistock Life Sciences Company. The Harwin Trust is a trust established by Peter E. Harwin, an employee of Tavistock Life Sciences Company. Tavistock Life Sciences Company is primarily engaged in the business of investing in securities and its address is 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of Boxer Capital, MVA Investors, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman and the Harwin Trust for purposes of this filing is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The address of each of Boxer Management, Braslyn and Joe Lewis for purposes of this filing is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A to this Amendment No. 4, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management, Braslyn and MVA Investors.

CUSIP No. 60468T105	SCHEDULE 13D/A

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On January 14, 2016, Boxer Capital transferred 719,139 shares of the Common Stock of the Issuer, pro rata for no consideration as part of an internal reorganization.

On January 15, 2016, Boxer Management transferred 626,189 shares of the Common Stock of the Issuer to Braslyn for no consideration as part of an internal reorganization.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2016, Boxer Capital transferred 791,139 shares of the Common Stock of the Issuer, pro rata for no consideration as part of an internal reorganization.

On January 15, 2016, Boxer Management transferred 626,189 shares of the Common Stock of the Issuer to Braslyn for no consideration as part of an internal reorganization.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based on 19,586,912 shares of Common Stock outstanding which is the sum of (i) 19,265,922 shares of common stock reported to be outstanding as of October 30, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 6, 2015, (ii) 189,780 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2012 Warrant, (iii) 78,186 shares of Common Stock, which MVA Investors currently has the right to acquire pursuant to the MVA 2012 Warrant and (iv) 53,024 shares of Common Stock subject to options exercisable within the next 60 days.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,296,062 shares of Common Stock, representing 16.8% of the Issuer’s outstanding Common Stock.

Boxer Capital and Boxer Management beneficially own 1,421,873 shares of Common Stock which represents 7.3% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 1,148,689 shares of Common Stock which represents 5.9% of the Issuer’s outstanding Common Stock. Joe Lewis beneficially owns 2,570,562 shares of Common Stock which represents 13.1% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 507,526 shares of Common Stock which represents 2.6% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 54,430 shares of Common Stock which represents 0.3% of the Issuer’s outstanding Common Stock. Shehan B. Dissanayake beneficially owns 48,169 shares of Common Stock which represents 0.3% of the Issuer’s outstanding Common Stock. Christopher Fuglesang beneficially owns 19,082 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock. Peter E. Harwin beneficially owns 3,591 shares of Common Stock which represents 0.0% of the Issuer’s outstanding Common Stock. Ivan M. Lieberburg beneficially owns 22,660 shares of Common Stock which represents 0.1% of the Issuer’s outstanding Common Stock. Neil Reisman beneficially owns 8,210 shares of Common Stock which represents 0.0% of the Issuer’s outstanding Common Stock. The Harwin Trust beneficially owns 891 shares of Common Stock which represents 0.0% of the Issuer’s outstanding Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D/A

Rodney W. Lappe beneficially owns 60,941 shares of Common Stock, which includes 53,024 shares of Common Stock subject to options exercisable within the next 60 days, and represents 0.3% of the Issuer’s outstanding Common Stock.

The table below reflects options to purchase shares of Common Stock of the Issuer owned by Rodney W. Lappe that are not currently exercisable within the next 60 days:

Grant Date	Number of Options	Vesting Schedule
5/21/2015	6,250	Exercisable in 12 equal monthly installments following the date of grant
9/9/2014	8,889	Exercisable in 36 equal monthly installments following the date of grant
7/17/2012	1,390	The remainder of these options will vest and become exercisable on July 17, 2016
6/28/2012	400	The remainder of these options will vest and become exercisable on June 28, 2016

The 2012 Warrants represent a right for Boxer Capital and MVA Investors to purchase 189,780 and 78,186 shares of Common Stock, respectively, at an exercise price of $7.86 (subject to adjustment). The 2012 Warrants are only exercisable to the extent that the holders thereof and their affiliates and joint actors would beneficially own no more than 19.99% of the outstanding Common Stock after exercise.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 507,526 shares of Common Stock it beneficially owns. Aaron I. Davis has the sole power to vote the 54,430 shares of Common Stock he beneficially owns. Shehan B. Dissanayake has the sole power to vote the 48,169 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to vote the 19,082 shares of Common Stock he beneficially owns. Peter E. Harwin has the sole power to vote the 3,591 shares of Common Stock he beneficially owns. Rodney W. Lappe has the sole power to vote the 60,941 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to vote the 22,660 shares of Common Stock he beneficially owns. Neil Reisman has the sole power to vote the 8,210 shares of Common Stock he beneficially owns. The Harwin Trust has the sole power to vote the 891 shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management, Braslyn and Joe Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared voting power with respect to the 1,421,873 shares of Common Stock they beneficially own. Braslyn has shared voting power with respect to the 1,148,689 shares of Common Stock it beneficially owns. Joe Lewis has shared voting power with respect to the 2,570,562 shares of Common Stock he beneficially owns. Neither MVA Investors, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman nor the Harwin Trust has shared power to vote or direct the vote of any shares of Common Stock.

(iii) Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 507,526 shares of Common Stock it beneficially owns. Aaron I. Davis has the sole power to vote the 54,430 shares of Common Stock he beneficially owns. Shehan B. Dissanayake has the sole power to vote the 48,169 shares of Common Stock he beneficially owns. Christopher Fuglesang has the sole power to vote the 19,082 shares of Common Stock he beneficially owns. Peter E. Harwin has the sole power to vote the 3,591 shares of Common Stock he beneficially owns. Rodney W. Lappe has the sole power to vote the 60,941 shares of Common Stock he beneficially owns. Ivan M. Lieberburg has the sole power to vote the 22,660 shares of Common Stock he beneficially owns. Neil Reisman has the sole power to vote the 8,210 shares of Common Stock he beneficially owns. The Harwin Trust has the sole power to vote the 891 shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management, Braslyn and Joe Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D/A

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared dispositive power with respect to the 1,421,873 shares of Common Stock they beneficially own. Braslyn has shared dispositive power with respect to the 1,148,689 shares of Common Stock it beneficially owns. Joe Lewis has shared voting power with respect to the 2,570,562 shares of Common Stock he beneficially owns. Neither MVA Investors, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman nor the Harwin Trust has shared power to dispose of or direct the disposition of any shares of Common Stock.

(c) Other than as described herein, the Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described in the Original Filing, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 15, 2016, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman and William N. Harwin 2012 Gift Trust F/B/O Peter Harwin

Exhibit 2	Form of Securities Purchase Agreement relating to the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.2 to the Form 10 filed by the Issuer on May 10, 2013

Exhibit 3	Form of Warrant Certificate issued in connection with the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.4 to the Form 10 filed by the Issuer on May 10, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

BRASLYN LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Authorized Signatory

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

RODNEY W. LAPPE

By:	/s/ Rodney W. Lappe
Rodney W. Lappe, Individually

IVAN M. LIEBERBURG

By:	/s/ Ivan. M. Lieberburg
Ivan M. Lieberburg, Individually

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

NEIL REISMAN

By:	/s/ Neil Reisman
Neil Reisman, Individually

CUSIP No. 60468T105	SCHEDULE 13D/A

SHEHAN B. DISSANAYAKE

By:	/s/ Shehan B. Dissanayake
Shehan B. Dissanayake, Individually

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually

PETER E. HARWIN

By:	/s/ Peter E. Harwin
Peter E. Harwin, Individually

WILLIAM N. HARWIN 2012 GIFT TRUST F/B/O PETER HARWIN

By:	/s/ William N. Harwin
Name:	William N. Harwin
Title:	Trustee

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 440 Stevens Avenue, Suite 100, Solana Beach, CA 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer	United States
Shehan B. Dissanayake	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President	United States

BRASLYN LTD.

The executive officers and directors of Braslyn Ltd. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Braslyn Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President and Secretary	Bahamas

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. Each individual’s business address is 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation	Citizenship
Aaron I. Davis	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Neil Reisman	Member, Employee of Tavistock Life Sciences Company	United States
Ivan M. Lieberburg	Member, Employee of Tavistock Life Sciences Company	United States
Shehan B. Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated January 15, 2016, among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang, Peter E. Harwin, Rodney W. Lappe, Ivan M. Lieberburg, Neil Reisman and William N. Harwin 2012 Gift Trust F/B/O Peter Harwin

Exhibit 2	Form of Securities Purchase Agreement relating to the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.2 to the Form 10 filed by the Issuer on May 10, 2013

Exhibit 3	Form of Warrant Certificate issued in connection with the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.4 to the Form 10 filed by the Issuer on May 10, 2013